Exhibit 99.4

Comprehensive Credit Facility Agreement of Maximum Amount
("Credit Facility Agreement") Entered into by and between Shenzhen BAK Battery Co., Ltd ("the Debtor")
and Shenzhen Nanshan Branch, China Everbright Bank (the "Creditor") Dated August 31, 2010

Main articles:

  Contract number: ZH78241008004;

  Maximum amount of credit facilities to be provided: RMB 120 million, including RMB 40 million for bank acceptance and RMB 80 million for discount on notes;

  Term: from November 8, 2010 to November 8, 2011;

  Purpose of the credit is to provide working capital for the Company;

  In the event of occurrence of any of the following during the term of credit, the Creditor is entitled to demand adjustment of credit:

    Big adjustment of monetary policy;

    Big changes happened in the market the Debtor is operating;

    The Debtor uses credit amount for purposes other than what is agreed without the consent of the Creditor;

    Breach of promise;

    Occurrence of other instances which endanger the safety of the credit amount provided by the Creditor;

  Breach of contract penalties: adjustment of the maximum amount of credit facilities; adjustment of the amount of each credit line; adjustment of term for the credit facility; suspension of comprehensive credit facility.

Headlines of the articles omitted

  Identification of terms

  Terms of credit

  The procedure on using the comprehensive credit facility

  Fee

  Adjustment of credit facility

  Guaranty

  The promise of the Creditor

  The promise of the Debtor

  Validity

  Disputation settlement

  The integrity of Credit Facility Agreement

  Supplement articles

  Notification